[I.C. Isaacs Logo]

November 22, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: John Fieldsend, Esq.

Re:	I.C. Isaacs & Company, Inc. Registration Statement on Form S-2 File No. 333-125396

Ladies and Gentlemen:

We hereby request that the Securities and Exchange Commission declare the above-reference registration statement on Form S-2 effective at 4 p.m. on November 25, 2005 or as soon thereafter as possible.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

I.C. Isaacs & Company, Inc.

By:	/s/ Peter J. Rizzo
Peter J. Rizzo
Chief Executive Officer

I.C. Isaacs & Company, Inc.
3840 Bank Street
Baltimore, MD 21224-2522
410-342-8200
410-276-4087 Fax